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                             November 24, 2020

       Timothy Orr
       President
       GridIron BioNutrients, Inc.
       6991 East Camelback Road
       Suite D-300
       Scottsdale, AZ 85251

                                                        Re: GridIron
BioNutrients, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed November 13,
2020
                                                            File No. 000-55852

       Dear Mr. Orr:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed November 13,
2020

       General

   1. We note your disclosure that holders of approximately 50.3% of your outstanding securities entitled to
consent have approved the reverse stock split. It appears from your disclosure at page six
that officers, directors and greater than 5% owners of your common stock account for less
than 50% of the outstanding common stock. Please describe how the consent was
obtained, identifying the consenting shareholders and the percentage of ownership held by each
of such shareholders.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Timothy Orr
GridIron BioNutrients, Inc.
November 24, 2020
Page 2

       You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                        Sincerely,
FirstName LastNameTimothy Orr
                                                        Division of Corporation
Finance
Comapany NameGridIron BioNutrients, Inc.
                                                        Office of Life Sciences
November 24, 2020 Page 2
cc:       Brian A. Pearlman, Esq.
FirstName LastName